		Exhibit 99(a)
HSBC Finance Corporation HRSI Funding Inc. VI Saks Credit Card Master Trust, Series 2001-2

Original Class A Principal	333,000,000.00
Number of Class A Bonds (000's)	333,000
Original Class B Principal	36,000,000.00
Number of Class B Bonds (000's)	36,000

Distribution Date		2005 Total

CLASS A
Class A Principal Distribution		0.00
Class A Interest Distribution		11,602,017.76

CLASS B
Class B Principal Distribution		0.00
Class B Interest Distribution		1,403,922.19